                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA
                                 MIAMI DIVISION



CENDANT CORPORATION and
SEASON ACQUISITION CORP.,

                                  Plaintiffs,


                                                     CASE NO. 98-0159-CIV-MOORE
                                                       MAGISTRATE JUDGE JOHNSON
                  v.

AMERICAN BANKERS INSURANCE GROUP, INC.,
GERALD N. GASTON, R. KIRK LANDON, EUGENE M.
MATALENE, JR., ARMANDO CODINA, PETER J.
DOLARA, JAMES F. JORDEN, BERNARD P. KNOTH,
ALBERT H. NAHMAD, NICHOLAS J. ST. GEORGE,
ROBERT C. STRAUSS, GEORGE E. WILLIAMSON II,
DARYL L. JONES, NICHO LAS A. BUONICONTI, JACK
F. KEMP, AMERICAN INTERNATIONAL GROUP, INC.
and AIGF, INC.,

                                  Defendants.

---------------------------------------/



                             AMENDED COMPLAINT FOR
                       DECLARATORY AND INJUNCTIVE RELIEF

                  Plaintiffs Cendant Corporation ("Cendant") and Season Acquisition Corp. ("Season Acquisition"), by their counsel, for their Amended Complaint allege upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

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                                                     Case No. 98-0159-CIV-MOORE
                                 JURISDICTION

                  1. The claims asserted herein arise under Sections 13(d), 14(a) and 14(e) of the Exchange Act, 15 U.S.C. ss.ss. 78m(d), 78n(a), and 78n(e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC"), and the law of the State of Florida. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa; 28 U.S.C. ss. 1331 (federal question); 28 U.S.C. ss. 1332 (diversity of citizenship); and 28 U.S.C. ss. 1367 (supplemental jurisdiction).

                                     VENUE

                  2. Venue is proper in this District pursuant to Section 27 of the Exchange Act and 28 U.S.C. ss. 1391(b). The claims asserted herein arose in this District, and the acts and transactions complained of have occurred, are occurring, and unless enjoined, will continue to occur in this District.

                                    PARTIES

                  3. Plaintiff Cendant is a corporation organized and existing under the laws of the State of Delaware with its principal of business located in Parsippany, New Jersey. Cendant is a global provider of direct marketing and other services to consumers in the travel, real estate and insurance industries, among others. Cendant is the beneficial owner of 371,200 shares of the common stock of American Bankers


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                                                     Case No. 98-0159-CIV-MOORE


Insurance Group, Inc. ("American Bankers" or the "Company"). Cendant publicly announced on January 27, 1998, that plaintiff Season Acquisition, a wholly owned subsidiary of Cendant, would commence a tender offer to purchase 51% of the outstanding common shares of American Bankers, with the remaining 49% of the shares to be acquired through a second-step merger more fully described below. Season Acquisition is a New Jersey corporation with its principal place of business also in Parsippany, New Jersey.

                  4. Defendant American Bankers is a Florida corporation with its principal place of business located in Miami, Florida. Through its subsidiaries, American Bankers is a specialty insurer providing primarily credit-related insurance products in the United States, Canada, Latin America, the Caribbean and the United Kingdom. Most of American Bankers' insurance products are sold through financial institutions and other entities that provide consumer financing as a regular part of their business.

                  5. Defendant Gerald N. Gaston has been President of American Bankers since 1980 and its Chief Executive Officer and Vice Chairman of the Board of Directors (the "Board") since 1996. Gaston is a member of the Executive, Finance and Takeover Evaluation Committees of the Board. As an officer and director of American Bankers, Gaston owed and continues to owe fiduciary duties of loyalty and


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                                                     Case No. 98-0159-CIV-MOORE


care to the Company's shareholders. Gaston is a control person of American Bankers pursuant to Section 20(a) of the Exchange Act, and therefore is jointly and severally liable for the violations of the federal securities laws committed by American Bankers.

                  6. Defendant R. Kirk Landon has been Chairman of the Board since 1980 and Chief International Officer of American Bankers since 1996. Landon is a member of the Planning, Executive, Finance and Takeover Evaluation Committees of the Board. As an officer and director of American Bankers, Landon owed and continues to owe fiduciary duties of loyalty and care to the Company's shareholders. Landon is a control person of American Bankers pursuant to
Section 20(a) of the Exchange Act, and therefore is jointly and severally liable for the violations of the federal securities laws committed by American Bankers.

                  7. Defendants Eugene M. Matalene, Jr. , Armando M. Codina, Peter J. Dolara, James F. Jorden, Bernard P. Knoth, Albert H. Nahmad, Nicolas
J. St. George, Robert C. Strauss, George E. Williamson II, Daryl L. Jones, Nicholas A. Buoniconti and Jack F. Kemp are, and at all relevant times have been, directors of American Bankers. As directors, these defendants owed and continue to owe duties of loyalty and care to the Company's shareholders. These defendants are control persons of American Bankers pursuant to Section 20(a) of the Exchange Act, and



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                                                     Case No. 98-0159-CIV-MOORE


therefore are jointly and severally liable for the violations of the federal securities laws committed by American Bankers.

                  8. Defendant AIG is a Delaware corporation with its principal executive offices in New York, New York. AIG is a holding company engaged primarily in the general and life insurance businesses both in the United States and abroad. AIG is controlled by its Chairman, Maurice R. Greenberg ("Greenberg"), a material fact that AIG has wrongfully failed to disclose in violation of Section 13(d) of the Exchange Act.

                  9. Defendant AIGF, Inc. ("AIGF") is a Florida corporation wholly-owned by AIG. Pursuant to a merger agreement signed by American Bankers, AIG and AIGF in December 1997 (the "AIG Merger Agreement"), AIG has proposed to acquire American Bankers through a merger of American Bankers into AIGF, with AIGF to be the surviving corporation in the merger.

                              NATURE OF THE ACTION

                  10. This action arises from an attempt by American Bankers and its directors to sell the Company to AIG at an inferior price, to the detriment of the Company's owners -- its shareholders, and through wrongful means. In furtherance of these unlawful objectives, defendants have taken and continue to take improper steps to ensure the success of the inferior acquisition proposal made by AIG and to


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                                                     Case No. 98-0159-CIV-MOORE


deter, impede and defeat a higher, competing bid for the Company announced by Cendant (the "Cendant Bid"). The price that Cendant has offered to pay -- $58.00 per American Bankers common share -- amounts to a 25% premium over the market price of American Bankers common stock when it was announced on January 26, 1998, and exceeds by more than 23% the price per share offered by AIG.

                  11. The Cendant Bid commenced on January 28, 1998 as a tender offer for 51% of the outstanding common shares of American Bankers by Season Acquisition (the "Season Tender Offer"). It will be followed by a subsequent merger of American Bankers into Season Acquisition (the "Season Merger"), with each non-tendering American Bankers common shareholder receiving stock with a value of $58.00 per American Bankers common share, the same price paid to common shareholders tendering into the Season Tender Offer. The total price to be paid to American Bankers common shareholders under the terms of the Cendant Bid amounts to approximately $2.7 billion, which exceeds the total price offered by AIG by approximately half a billion dollars.

                  12. American Bankers was aware prior to signing a deal with AIG that Cendant had expressed strong interest in acquiring American Bankers. Never theless, the Board considered only AIG's proposal, completely and improperly

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                                                     Case No. 98-0159-CIV-MOORE

excluding Cendant, to the detriment of the Company's shareholders and in breach of the Board's fiduciary obligations. The Company decided to sell to AIG at an inferior price without ever having approached a single third party to gauge the fair market value for American Bankers. The American Bankers management even prepared "revised" projections that incorporated lower revenue and income estimates solely for the purpose of considering the AIG Merger Proposal. Then, to prevent the emergence of any other bidder -- no matter how beneficial to American Bankers' shareholders -- the Board approved the terms of the proposed merger agreement with AIG (the "AIG Merger Proposal"), which purport to suspend the Board's fiduciary obligations by prohibiting the directors from evaluating any competing proposal, even one, like the Cendant Bid, that clearly is superior to the merger proposal made by AIG. In further breach of their duties, the Board adopted a "poison pill" rights plan (the "Rights Plan") that could irrevocably deprive the Company's shareholders of the much higher Cendant Bid if the Rights are distributed and become unredeem able -- an event that could occur as soon as two weeks from now. Cendant and Season Acquisition, therefore, have no recourse other than to seek emergency intervention of this Court to compel American Bankers and its directors to ade quately discharge their fiduciary duties and negotiate with Cendant, the highest bidder, and to take all necessary action to allow the Company's shareholders to



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                                                     Case No. 98-0159-CIV-MOORE



decide for themselves which proposal they wish to accept on a level playing field free from coercion.

                  13. By approving the AIG Merger Proposal, the American Bankers Board has determined that the separate existence of American Bankers should be terminated and the Company's shareholders should sell and relinquish control of American Bankers to AIG, which will purchase control in exchange for cash and stock of AIG. Such a determination triggers a duty for the Board to sell the Com pany for the highest price. As demonstrated by the Cendant Bid, however, American Bankers is not for sale for the highest price. The Board has firmly resolved to deal with only one bidder, AIG, and as a result, Cendant and Season Acquisition are prevented from having any meaningful opportunity to present a higher offer and acquire the Company. In contrast, AIG has been allowed access to confidential information about American Bankers and has been allowed to negotiate a definitive agreement to buy American Bankers on terms highly favorable to AIG, but not to the Company's shareholders.

                  14. If the Board-approved impediments (further described below) to non-AIG tender offers or merger proposals are allowed to stand, Cendant and Season Acquisition will forever lose the opportunity to have their proposal fairly considered by the Board and will lose the opportunity to create a new combined entity with

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                                                     Case No. 98-0159-CIV-MOORE



unique business strengths. In addition, the American Bankers shareholders will be denied the right to receive approximately half a billion dollars more for their shares of American Bankers than AIG has offered.

                  15. The decision of the Company's directors to sell control of American Bankers imposes special obligations on the Board under Florida law. In particular, the directors are required to secure the transaction offering the best value reasonably available to the shareholders - and they must exercise their fiduciary duties of loyalty and care to the corporation and its shareholders to further that end. In pursuing that goal, the directors must follow procedures, such as conducting an auction or adequately canvassing the market for potential buyers, to ensure that they have fulfilled their obligation to determine the existence and viability of all reason ably available alternatives. Arrangements which purport to restrict directors from taking those steps are invalid and unlawful.

                  16. As for the AIG Merger Agreement, American Bankers' loyalty to AIG has exceeded all reasonable and permissible limits. The Board's arrangements with AIG deny any kind of fair bidding process and impose potentially insuperable barriers to any and all competing bids that could provide the Company's shareholders with the best available value to which they are legally entitled. In exchange for the extraordinary defensive protections awarded by the Company to AIG, which are


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                                                     Case No. 98-0159-CIV-MOORE



rarely encountered - and never countenanced - in the corporate sale context, AIG is offering the Company's shareholders a skimpy control premium that was only six percent (6%) above the market price of American Bankers common stock upon announcement of the AIG transaction and is 15% less than the market price of American Bankers shares as of the time of this Amended Complaint. As a result, the Company's Board is denying shareholders the substantially higher control premium available through the Cendant Bid or other potential transactions.

                  17. The arsenal of defensive weapons improperly deployed by American Bankers to protect AIG includes an option permitting AIG to purchase 19.9% of the outstanding shares of American Bankers common stock (the "Lock-Up Option"). The Lock-Up Option would provide AIG with sufficient voting power to skew the voting process to attempt to block any and all competing bids, regardless of price and the desires of American Bankers' shareholders, and ensure the success of the inferior AIG Merger Proposal, which the Company is prohibited from abandon ing for a period of 180 days, or six months, under the AIG Merger Agreement. The Lock-Up Option is conditioned upon several events occurring, one of which is the commencement of a tender offer. Since the Season Tender Offer was commenced last week, only regulatory approval of the Lock-Up Option stands in the way of AIG's exercise of the Lock-Up Option. Injunctive relief is therefore essential to


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                                                     Case No. 98-0159-CIV-MOORE


prevent AIG from irrevocably tilting the playing field in favor of its lowball Merger Proposal, to the irreparable detriment of Cendant and the other shareholders of American Bankers.

                  18. In addition to the Lock-Up Option and 180-day "no termination" provision, there are a number of additional obstacles to competing bids erected by American Bankers and AIG, including: (a) an agreement flatly prohibiting the Board from entertaining any other bids under any circumstances for a period of 120 days, i.e., before the AIG Merger Proposal is consummated;
(b) a voting agreement obligating members of American Bankers management to vote their stock -- 8.2% of the shares outstanding -- in favor of the AIG Merger Proposal; (c) an agreement to pay AIG a "termination" or "break-up" fee of at least $66 million if the AIG Merger Proposal is not consummated; and (d) an agreement to exempt AIG -- but only AIG -- from the American Bankers "poison pill" Rights Plan and to extend the life of the Rights Plan so as to deter all bids other than AIG's.

                  19. All of these measures are designed to prevent American Bankers shareholders from obtaining the best available transaction, are intended to prevent a fair auction process or even a fair test of what the market would be willing to pay, and are intended to deliver control of American Bankers to AIG cheaply in breach of the fiduciary duties owed by the Company's directors to its shareholders.



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                                                     Case No. 98-0159-CIV-MOORE


                  20. For these reasons, the Lock-Up Option and other defensive measures approved by the Board are unreasonable, unlawful and unenforceable, and should be enjoined. American Bankers and its Board of Directors should be directed to dismantle their defensive arsenal and create a level playing field so that Cendant and Season Acquisition may present their superior bid to the Company's shareholders.

                  21. Apparently recognizing that the inferior price offered by AIG would never be accepted voluntarily by the American Bankers shareholders if free to select the superior Cendant Bid, defendants have already begun a campaign to attempt to stack the deck in AIG's favor. On January 27, 1998, the same day Cendant and Season Acquisition launched their Tender Offer, AIG issued a press release announcing that it purportedly had given notice to American Bankers of its intention to exercise the Lock-Up Option to acquire 19.9% of the outstanding shares of American Bankers at $47.00 per share -- 16% below the market price at the time of the announcement (the "Option Announcement"). The Option Announcement was deliberately designed to convey the false and materially misleading impression that AIG had issued a notice pursuant to the AIG Merger Agreement to purchase the Option Shares, a notice which must specify a closing date no more than 10 business days thereafter. In reality, AIG knows that it cannot exercise the Lock-Up Option



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                                                     Case No. 98-0159-CIV-MOORE


within 10 business days and has no reasonable basis to believe that it can, because any such exercise of the Option is conditioned on certain insurance and other regulatory approvals that AIG knows cannot be obtained within 10 business days as AIG has falsely suggested in the Option Announcement. Nevertheless, AIG is conveying the misleading impression that the Option will be exercised much sooner than possible, to attempt to artificially manipulate American Bankers shareholders into believing that it knows that insurance and regulatory approvals are imminent, that the AIG merger is inevitable and that the Cendant Bid cannot succeed. The Option Announcement, therefore, constitutes a violation of both Sections 14(a) and 14(e) of the Exchange Act.

                  22. On January 30, 1998, defendants took additional steps in further ance of their effort to force-feed the AIG Merger Proposal to the American Bankers shareholders. On that date, defendants began disseminating to the stockholders a materially false and misleading proxy statement and prospectus to solicit proxies to be voted in favor of the AIG Merger Proposal at special meetings of the Company's preferred and common shareholders, scheduled to be held on March 4 and March 6, respectively (the "Proxy Statement"). The Proxy Statement is false and misleading in that, among other things, it attempts to reinforce the false and misleading impres sion that the AIG merger will be able to close imminently by repeating the false


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                                                     Case No. 98-0159-CIV-MOORE


claim that AIG has "exercised" the Lock-Up Option well in advance of obtaining the requisite regulatory approvals needed to do so. It also states that the AIG merger is expected to close in March 1998, without disclosing any of the "facts" on which the statement is based. In truth and in fact, there is no basis to believe that the transac tion can possibly be consummated that rapidly given the need to obtain numerous insurance regulatory approvals that will not be forthcoming by the end of March, particularly given that AIG's insurance regulatory filings in certain states are not complete, while other states have requested AIG to file additional information which, on information and belief, has not yet been filed. Moreover, on information and belief, no controlling person of AIG (including its Chairman, Greenberg) has made the appropriate filings with insurance regulators. Furthermore, insurance regulatory approval in certain states requires a public hearing prior to any approval, and, upon information and belief, no hearing has even been noticed yet.

                  23. In the Proxy Statement, defendants also attempt to conceal the nature of the "expense savings" to be achieved by the AIG Merger. The Proxy Statement fails to disclose that for AIG to accomplish its contemplated "expense savings," it is likely that jobs will have to be eliminated and American Bankers personnel terminated, including those employed in Miami.

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                                                     Case No. 98-0159-CIV-MOORE


                  24. Notably, the Proxy Statement practically ignores the fact that since the Board signed the AIG Merger Agreement last December, a far superior offer for American Bankers - the Cendant Bid - has emerged and the American Bankers stock price has increased to levels well above the AIG Merger Proposal price. Nowhere in the Proxy Statement are these recent material events evaluated in any way; nor does it seem that the Proxy Statement has incorporated them in evaluating the AIG Merger Proposal.

                  25. AIG should be compelled immediately to correct the materially misleading public disclosures it has made to date in connection with its AIG Merger Proposal. Specifically, defendants should be directed to make a corrective disclosure regarding the Option Announcement and the Proxy Statement and be enjoined from making any materially false and misleading statements, including by means of any proxy solicitations, during the pendency of the contest for control of American Bankers. Additionally, AIG should be compelled to disclose, as it must under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), that Greenberg, the Chairman of AIG, is a person controlling AIG, and therefore would obtain control of American Bankers in the event the AIG Merger Proposal is con summated.




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                                                     Case No. 98-0159-CIV-MOORE



                              CHRONOLOGY OF EVENTS

American Bankers Secretly
Negotiates A Deal Exclusively With AIG

                  26. In December 1997, John H. Fullmer, Executive Vice President and Chief Marketing Officer of Cendant, spoke with the President of American Bankers, defendant Gerald Gaston, and asked him whether the Company was actively engaged in discussions relating to an acquisition, noting that if it was, representatives of Cendant would like to meet immediately with representatives of American Bankers to discuss Cendant's serious interest in acquiring the Company. Gaston assured Mr. Fullmer that the Company was not pursuing any acquisition transaction and did not pursue the subject further with Mr. Fullmer. In truth and in fact, defendant Gaston and his fellow directors had been for months actively negoti ating a sale of American Bankers to AIG, which the Board had identified as the preferred bidder for the Company without adequately evaluating alternative transac tions that could maximize the value of American Bankers shares to be received by all of the Company's shareholders.

The AIG Merger Proposal
And Merger Agreement

                  27. By press release dated December 22, 1997 (the "Release"), American Bankers and AIG announced that they had entered into a "definitive"

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                                                     Case No. 98-0159-CIV-MOORE


merger agreement -- the AIG Merger Proposal -- whereby AIG, through AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash totaling $47.00 per share. The total value of the transaction was estimated in the Release to be approximately $2.2 billion. The price offered pursuant to the AIG Merger Proposal represented a mere $2.75 per share -- or 6% -- premium above the previous day's closing price of American Bankers common stock on the New York Stock Exchange. A copy of the Release is attached hereto as Exhibit A.

                  28. The Release also revealed that in connection with the AIG Merger Proposal, American Bankers had issued an option to AIG to purchase up to 19.9% of American Bankers common stock -- the sole purpose for which is to improperly deter any competing bidders for American Bankers and to bolster support for AIG's economically inferior proposal. In this same vein, officers and directors of American Bankers who together held approximately 9% of American Bankers common stock were said to have already agreed to vote in favor of the AIG Merger Proposal. The AIG Merger Proposal was, according to the Release, expected to close "early in 1998," but few other terms of the transaction were disclosed in the Release or any other document disseminated by American Bankers or AIG at the time.




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                                                     Case No. 98-0159-CIV-MOORE




American Bankers Files A Form 8-K
Attaching The AIG Merger Agreement

                  29. On January 13, 1998 -- more than three weeks following issuance of the Release -- American Bankers filed with the Securities and Exchange Commis sion a Form 8-K, disclosing, for the first time, the terms of the AIG Merger Proposal and attaching as exhibits the AIG Merger Agreement; a Stock Option Agreement (the Lock-Up Option) and a Voting Agreement. Copies of the AIG Merger Agree ment, the Lock-Up Option and the Voting Agreement are attached hereto as Exhibits B, C and D.

The AIG Merger Agreement Attempts To Lock up
A Transaction With AIG At An Inferior Price And Impede The
Financially Superior Bid From Cendant And Season Acquisition

                  30. The price to be received by American Bankers's shareholders in the AIG Merger Proposal provides a minuscule control premium (6%) over the price at which American Bankers shares were trading on the day it was made, and is by no means the best value that the directors could expect to receive. Incredibly, American Bankers admits in the Proxy Statement that it accepted AIG's lowball price despite the fact that its financial advisor "was not requested to and did not approach third parties or hold discussions with third parties to solicit indications of interest in the possible acquisition of American Bankers." The Board's failure to use the AIG


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                                                     Case No. 98-0159-CIV-MOORE


Merger Proposal as a market test to verify that a fair value was being paid by AIG or to attract the highest available bid was in violation of their fiduciary duties.

                  31. Besides failing to make any attempt to determine if the price offered by AIG was a fair market value, the directors of American Bankers, who will be given continuing positions on the board of directors of the merged entity, have unlawfully attempted to end bidding for the Company before it could begin by approving and effecting an astonishing array of potent defensive devices in the AIG Merger Proposal designed to prematurely "lock up" the merger with AIG and deter any third parties from consummating any transaction, even if offering higher value to the Company's shareholders. Among these unlawful defense devices were a LockUp Option granting AIG the right to purchase 19.9% of the outstanding American Bankers shares in the event of a competing acquisition proposal; a "no-shop" provision which purports to prohibit the Board from even considering any other bids -- no matter how high the price -- for a period of 120 days; an agreement that American Bankers may not terminate the AIG Merger Agreement for 180 days, except under extremely limited circumstances inapplicable here; a "break-up" fee of at least $66 million to be paid to AIG if the AIG Merger Proposal is not consum mated; and an undertaking to exempt the AIG Merger Proposal from the American Bankers "poison pill" Rights Plan and an agreement to extend the life of the Rights,


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                                                     Case No. 98-0159-CIV-MOORE


currently scheduled to expire on March 10, 1998, thus deterring any acquisition proposals not approved by the Board.

Gaston And Landon Have Already
Agreed To Vote Their Shares
In Favor Of The AIG Merger Proposal

                  32. Concurrently with the Board's approval of the AIG Merger Agreement, defendants Gaston and Landon entered into the Voting Agreement, whereby they have agreed to vote all of their American Bankers stock "(a) in favor of adoption and approval of the [AIG] Merger Agreement . . . and (b) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the [AIG Merger Proposal]." According to the American Bankers Form 8-K, as amended, the shares irrevocably committed to AIG pursuant to the Voting Agreement amount to approximately 8.2% of the outstanding shares of American Bankers.

American Bankers Has Granted AIG A
"Lock-Up" Option For Nearly 20% Of
American Bankers Outstanding Stock

                  33. In connection with the AIG Merger Agreement, American Bankers and AIG have entered into a Stock Option Agreement pursuant to which American Bankers has granted AIG an option, exercisable under certain conditions, to purchase 8,265,626 newly issued shares of American Bankers common stock at an


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                                                     Case No. 98-0159-CIV-MOORE


exercise price of $47.00 per share. The Lock-Up Option represents 19.9% of American Bankers' outstanding common stock as of December 21, 1997.

                  34. The Lock-Up Option becomes exercisable by AIG in the event that, among other circumstances:

                  a.    any person or group commences a tender
                        offer for at least 15% of American Bankers stock;

                  b. any person announces publicly or delivers to American Bank ers a proposal for the purchase of 15% or more of American Bankers's assets or of any class of American Bankers securi ties; or

                  c.    any person solicits, or announces an
                        intention to solicit, prox ies or consents from American Bankers shareholders for elec tion of directors or to oppose the AIG
                        Merger Proposal.

                  35. Because the Lock-Up Option was triggered by the Season Tender Offer, AIG awaits only required regulatory approval to be able to exercise the option and purchase 19.9% of the Company's stock. The Lock-Up Option is designed for the sole purpose and effect of precluding consummation of any superior bid for American Bankers, including the Cendant Bid, in that
AIG could use the 19.9% stake, along with the 8.2% block it directs pursuant to the Voting Agreement, to
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                                                     Case No. 98-0159-CIV-MOORE


block any competing bids for American Bankers and to unfairly skew the vote statutorily required by the Florida corporation law in favor of its own merger proposal, thereby attempting to guarantee the success of its economically inferior proposal. In fact, AIG has already invoked the threat of directing 28.1% of the vote in an attempt to sour shareholder interest in the economically superior Season Tender Offer. The Option Announcement implies that AIG's control of enough shares to tank the Season Tender Offer and to skew the vote on the AIG Merger Proposal in its favor is inevitable, making an American Bankers shareholder's tender to Season Acquisition futile.

                  36. The chilling effect of the Lock-Up Option is exacerbated by Article VIII of American Bankers' Third Amended and Restated Articles of Incorpo ration (the "Charter") and Section 607.0901 of the Florida Business Corporation Act (the "Act"). If the Board of American Bankers refuses to approve the Season Tender Offer or the Season Merger, both the Charter and the Act would operate to permit AIG to veto the proposed second-step merger with Season Acquisition upon comple tion of the Season Tender Offer, a result that effectively would prevent the acquisi tion of control of American Bankers, even if more than 50% of the Company's shareholders tender their shares in response to the Season Tender Offer. Conse quently, the Lock-Up Option, along with the Charter and the Act, effectively permit


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                                                     Case No. 98-0159-CIV-MOORE


AIG to block any and all competing bids no matter how favorable to the Company's shareholders.

                  37. The Lock-Up Option provides no economic or other benefit to American Bankers or its shareholders. Its only purpose is to deter other bids. AIG does not want to be a 19.9% shareholder of American Bankers and American Bankers does not want AIG as a 19.9% shareholder. This is shown by the provisions of the Lock-Up Option that (a) permit AIG to sell the option shares it acquires back to the Company in the event the AIG Merger Agreement terminates; and (b) allow the Company to repurchase the option shares acquired by AIG in the event no person obtains control of American Bankers within one year following termination of the AIG Merger Agreement.

American Bankers Agrees Not To
Consider Any Other Offers

                  38. While the Lock-Up Option is, itself, a virtually insuperable barrier to competing bids, the defendant directors have created further impediments to competing bids in further breach of fulfillment of their fiduciary duty to maximize the value to be obtained in the sale of the Company. More specifically, Section 6.2 of the AIG Merger Agreement contains a "no-shop" provision that purports to prohibit the Board from entertaining any competing bids for a period of 120 days
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                                                     Case No. 98-0159-CIV-MOORE


from the date of the AIG Merger Proposal. Pursuant to that provision, the directors are flatly prohibited from: (a) initiating, soliciting, encouraging or otherwise facilitating any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction; or (b) engaging in any negotiations concerning, or providing any confidential information or data to, or having any discussions with, any person relating to an acquisition proposal or otherwise facilitating any effort or attempt to make or implement an acquisition proposal (the "No-Shop Provision").

                  39. The No-Shop Provision reflects a complete abdication of the directors' fiduciary obligations under Florida law. It is also highly unusual, in that it prohibits the Board from considering any competing proposal for 120 days under any circumstances -- regardless of whether the competing proposal is demonstrably and significantly more favorable to American Bankers shareholders than the AIG Merger Proposal. Given that the Company and AIG have announced in the Proxy Statement that they can consummate the AIG Merger Proposal in March 1998, i.e., within 120 days of signing the AIG Merger Agreement, the No-Shop Provision unquestionably is designed and intended to make the AIG merger a fait accompli, without regard to whether it represents the best available transaction for the shareholders of American Bankers.

The Board Has Agreed To An Unreasonable
Termination Provision And Break-Up Fee

                  40. As if the No-Shop Provision, Voting Agreement, and Lock-Up Option were not enough to deter competing bids for American Bankers and to ensure the success of the AIG Merger Proposal, American Bankers has acquiesced to a

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                                                     Case No. 98-0159-CIV-MOORE

termination provision (the "Termination Provision") in the AIG Merger Agreement that provides that even if the shareholders of American Bankers resoundingly reject the AIG Merger Proposal, American Bankers is stuck with that contract and cannot terminate it until 180 days - 6 months - after the date of its execution, providing AIG with a continuing advantage over any other bidder by effectively allowing AIG a continuing right of first refusal.

                  41. The only way that American Bankers could terminate the AIG Merger Agreement prior to the 180 day period would be if the American Bankers shareholders fail to approve the AIG Merger Proposal and if no "Acquisition Proposals" are made prior to the time of the shareholder vote; the Season Tender Offer qualifies as an Acquisition Proposal under the AIG Merger Agreement and therefore this lone exception cannot apply here.

                  42. AIG, by contrast, has several circumstances under which it can terminate the AIG Merger Agreement, and collect a windfall by doing so. For example, if the AIG Merger Proposal is rejected by the Company's shareholders in the face of a competing acquisition proposal, like the Season Tender Offer, AIG may terminate the AIG Merger Agreement and collect from American Bankers a "termi nation fee" of $66 million dollars - 3% of the total value of the AIG Merger (the "Break-Up Fee").

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                                                     Case No. 98-0159-CIV-MOORE

                  43. The Break-Up Fee bears no reasonable relation to either the costs to AIG in making its proposal or to any effort by the Board to ensure that the American Bankers shareholders receive the best available price for their shares. The sole or primary purpose of the Break-Up Fee is to chill interest by competing bidders by forcing them to effectively pay a $66 million penalty for topping AIG's bid.

The Board Has Agreed To Terminate
Its Poison Pill Only For The AIG Merger Proposal

                  44. American Bankers also has a shareholder Rights Plan, commonly known as a "poison pill," to deter unsolicited takeover attempts. Pursuant to the Rights Plan, each share of American Bankers common stock comes with a "Right." The Rights Plan provides that, absent appropriate action by the Board, the Rights will "detach" and be separately distributed to shareholders within 10 days of the commencement of acquisition proposals such as the Season Tender Offer. Ten days after distribution, the Rights become non-redeemable. If the Rights are not redeemed by the Company's Board and the Season Tender Offer were to close, the Rights Plan would allow all Rights holders, except for Cendant and Season Acquisition (whose Rights would be null and void) to acquire additional shares of American Bankers at a 50% discount, significantly diluting Cendant and Season Acquisition's ownership of American Bankers stock and making any acquisition of the Company prohibitively

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                                                     Case No. 98-0159-CIV-MOORE

expensive for Cendant and Season Acquisition.. Alternatively, if American Bankers were to merge with and into Season Acquisition, the Rights Plan would allow all Rights holders to acquire shares of Cendant at a 50% discount, inflicting the same kind of substantial financial penalty that would deter the Cendant Bid. Pursuant to an amendment to the Rights Plan provided for in the AIG Merger Agreement, however, the Rights Plan does not apply to the AIG Merger Proposal.

                  45. If the American Bankers Board does not redeem the Rights or take other appropriate action to prevent the Rights from impeding the Cendant Bid, the Rights will become non-redeemable on February 17, 1998 absent the issuance of injunctive relief. Triggering of the Rights would either substantially dilute the holdings of Cendant and Season Acquisition in American Bankers upon closing of the Season Tender Offer, making it prohibitively expensive, or inflict a tremendous penalty on Cendant upon any acquisition of American Bankers by merger. Accord ingly, absent injunctive relief, the Cendant Bid cannot be completed unless the American Bankers Board redeems the Rights or amends the Rights Plan to make it inapplicable to either the Season Tender Offer or the Season Merger. Failure to take such action prevents the shareholders of American Bankers from deciding for themselves the merits of the Cendant Bid.

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                                                     Case No. 98-0159-CIV-MOORE

                  46. While the Rights Plan is scheduled to expire on March 10, 1998, American Bankers has committed itself, in the AIG Merger Agreement, to extending the Rights Plan, or adopting a new Rights Plan with identical terms, at AIG's request. Through this agreement, the Board of American Bankers has abdicated its fiduciary obligations in connection with the Rights Plan by placing an important decision regarding its shareholders' rights in the hands of a third party - AIG.

The Company's Defensive Arsenal Constitutes A Breach Of The Directors' Duties

                  47. In the process of agreeing to adopt and implement the panoply of takeover defenses described above, including the Lock-Up Option, the No-Shop Provision, the Termination Provision, the Break-Up Fee, and the Rights Plan (the "Takeover Defenses"), the Board failed adequately to inform themselves of all relevant facts and circumstances. The illicit Takeover Defenses cannot be justified as needed to induce a bidder to make an offer for American Bankers; cannot be justified as needed to secure an enhanced price in the context of an ongoing bidding contest; and cannot otherwise be justified as a reasonable means of securing what ever advantage the Board perceived would be provided by a deal with AIG at $47.00 per share. Consequently, the Board breached its fiduciary duties when it approved

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                                                     Case No. 98-0159-CIV-MOORE

the Takeover Defenses and it continues to breach its fiduciary duties in not disman tling them.

                  48. The Board of American Bankers agreed to the Takeover Defenses (a) despite its knowledge that potential acquirers other than AIG (including Cendant or its affiliates) were interested in making offers to acquire the Company; (b) after refusing to obtain indications whether such alternative buyers would offer terms more attractive to American Bankers shareholders than those offered by AIG; and (c) despite its knowledge that the Takeover Defenses would prevent the Company's shareholders from receiving a substantial premium for relinquishing control of American Bankers. Thus, in direct breach of their fiduciary duties, the Company's directors have actually punished their own shareholders by rewarding AIG for making a lowball bid and deterring other interested parties from making higher offers.

AIG Belatedly Files A Materially
False And Misleading Schedule 13D

                  49. On January 16, 1998, fifteen days after it was legally obligated to do so, AIG belatedly filed a Schedule 13D with the SEC disclosing its beneficial ownership of the American Bankers shares subject to the voting Agreement, i.e., 8.2% of the shares outstanding.

                  50. The Schedule 13D is materially false and misleading in that AIG has failed to disclose, as it must under Section 13(d) of the Exchange Act, that AIG's Chairman of the Board, Greenberg, is a person "controlling" AIG, i.e., a person who has "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting

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                                                     Case No. 98-0159-CIV-MOORE

securities, by contract or otherwise." 17 C.F.R.ss. 240.12b-2. Greenberg exercises control over AIG through, among other things, control of approximately 30 percent of the outstanding shares of common stock of AIG, a portion of which is held directly -- and nominally -- by Starr International Company, Inc. ("Starr Interna tional"), The Starr Foundation ("Starr Foundation") and C.V. Starr & Co., Inc. ("C.V. Starr") -- private companies that Greenberg controls, and by other AIG officers and directors, whom Greenberg also controls. More specifically:

              o Greenberg controls Starr International, which owns 16.1% of the outstanding shares of AIG. Although not revealed in the
                  Schedule 13D, Greenberg is the owner of 9.09% of the voting stock of Starr International and is the Chairman of Starr Inter national's Board, which is comprised entirely of officers and employees of AIG or its affiliates who have been hand-picked and are controlled by Greenberg, on whom they depend for their continuing positions at AIG, and who collectively hold approximately 64% of the voting stock of Starr International. Accordingly, Greenberg and his underlings effectively control Starr International and its 16.1% of AIG.

              o Greenberg also controls C.V. Starr, which owns 2.40% of the outstanding shares of AIG. Although not revealed in the
                  Schedule 13D, Greenberg is the owner of 24.39% of the com mon stock of C.V. Starr and the President, Chief Executive Officer and a member of the C.V. Starr Board, which is com prised entirely of officers and employees of AIG or its affili ates who have been hand-picked and are controlled by Greenberg, on whom they depend for their continuing posi tions at AIG, and who collectively hold approximately 70% of C.V. Starr's common stock. Accordingly, Greenberg and his underlings control C.V. Starr and its 2.4% of AIG.

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                                                     Case No. 98-0159-CIV-MOORE

              o Greenberg also controls Starr Foundation, which owns ap proximately 3.60% of the outstanding shares of AIG. Al though not revealed in the Schedule 13D, Greenberg is the Chairman of Starr Foundation and he controls its Board of Directors, most (if not all) of which is comprised of officers or employees of AIG or its affiliates who have been hand-picked and are controlled by Greenberg, on whom they depend for their continuing positions at AIG. Accordingly, Greenberg and his underlings control Starr Foundation and its 3.6% of AIG.

              o Approximately 4.6% of the outstanding shares of AIG are owned by officers and directors who are appointed, and there fore controlled by, Greenberg.

              o Greenberg is Chairman and Chief Executive Officer of AIG; he has admitted in various public filings to direct ownership of 2.28% of the outstanding shares of AIG.

                   51. Greenberg's position as Chairman and Chief Executive Officer of AIG and his control over almost one-third of that corporation's stock gives him the power, directly and indirectly, to direct or cause the direction of the management and policies of AIG. These material facts, which are legally required to be disclosed, have been illegally omitted from AIG's
Schedule 13D. As a result, the shareholders of American Bankers remain unaware that Greenberg controls AIG, and that he would effectively control American Bankers in the event it is merged with AIG.

                                THE CENDANT BID

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                                                     Case No. 98-0159-CIV-MOORE

                  52. The Season Tender Offer, commenced January 28, 1998 (the day after the original complaint in this action was filed), seeks 51% of the common shares of American Bankers, in exchange for $58.00 per common share in cash. As soon as practicable after the tender offer closes, it is anticipated that Cendant, through Season Acquisition, will acquire the balance of the Company's outstanding common shares by means of the Season Merger with American Bankers, whereby all non-tendering American Bankers common shareholders would receive Cendant stock with a value equal to the Season Tender Offer price, $58.00 per share. Under the Season Tender Offer and Season Merger, the common shareholders of American Bankers would receive aggregate consideration of approximately $2.7 billion, approximately half a billion dollars more than anticipated by the AIG Merger Proposal.

                  53. The Season Tender Offer is expressly contingent upon satisfac tion of certain conditions, including: (a) the tender of at least 51% of the outstanding common shares of American Bankers common stock on a fully diluted basis; (b) entry of an order invalidating the Lock-Up Option; (c) Board approval of the Season Offer and Season Merger pursuant to the Charter and the Act; and (d) redemption of the Rights or amendment of the Rights Plan to make it inapplicable to the Season Tender Offer and Season Merger.

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                                                     Case No. 98-0159-CIV-MOORE

                  54. By letter to the American Bankers Board dated January 27, 1998, Cendant has indicated its strong preference to enter into a merger agreement with American Bankers containing substantially the same terms and conditions (other than price and inappropriate terms) as those contained in the AIG Merger Agreement. The American Bankers Board, however, has thus far declined to meet with Cendant or any of its subsidiaries or affiliates, including Season Acquisition, much less consent to the form of merger agreement proposed in the letter. Instead, the Board has merely announced in a press release that it would consider the Season Tender Offer "in due course."

The Option Announcement

                  55. On January 27, 1998, the same day on which Cendant launched its bid, AIG issued a press release stating that it had "given notice to American Bankers Insurance Group (ABIG) of its intention to exercise its contractual right to acquire 19.9 percent of ABIG Common Stock at $47.00 per share, subject to receipt of regulatory approvals." This statement was calculated by AIG to create the impression that it had given "notice" within the meaning of the Lock-Up Option, i.e., written notice by AIG to American Bankers pursuant to Section 1(b) of the Option "specifying a date . . . not later than 10 business days and not earlier than three business days following the date such notice is given for the closing of such purchase

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                                                     Case No. 98-0159-CIV-MOORE

(the "Stock Exercise Notice"). In this way, AIG has attempted to materially mislead the market into believing that it will be "closing" on the Option within three to ten business days, with the attendant ability to block and frustrate the Cendant Bid in that same time frame. In reality, AIG will not be in a position to lock-up its merger that quickly because, contrary to the message it has delivered to the Company's shareholders, AIG is prohibited from obtaining any Option shares prior to, among other things, expiration or termination of AIG's waiting period under the Hart-Scott- Rodino Antitrust Improvements Act of 1976 and receipt of the other regulatory approvals, including insurance regulatory approvals, required to be obtained by AIG prior to the delivery of the shares, events which AIG knew would not occur on or before the expiration of ten business days from AIG's issuance of the Option An nouncement. Nevertheless, AIG is creating the misleading impression that the LockUp Option will be exercised far sooner in an attempt to condition the Company's shareholders to believe that the AIG Merger will be approved by all the insurance and other regulatory authorities, and therefore can be consummated by the date the meeting of the shareholders is to be held.



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                                                     Case No. 98-0159-CIV-MOORE
American Bankers And AIG
Jointly File The Proxy Statement

                  56. On January 30, American Bankers and AIG jointly filed the Proxy Statement along with AIG's Form S-4 registration statement, which registered the AIG shares intended to be issued and exchanged for American Bankers shares pursuant to the AIG Merger Proposal. The Proxy Statement, which schedules preferred and common shareholder votes on the AIG Merger for March 4 and 6, 1998, respectively, contains numerous materially false and misleading statements in an attempt to deceive American Bankers stockholders into believing that a transac tion with AIG can close as soon as a vote can be held, and that the Cendant Bid cannot succeed.

                  57. The Proxy Statement repeats the materially false and misleading disclosures made in the Option Announcement that AIG "sent a notice to American Bankers exercising its option" under the Lock-Up Option. Like the Option An nouncement, this statement in the Proxy Statement creates the false and misleading impression that AIG will be "closing" on the Option within three to ten business days.

                  58. The Proxy Statement also falsely states that American Bankers and AIG "expect to complete the Merger during March 1998." The Proxy Statement omits to disclose any facts supporting the claim that a closing in March can occur given required regulatory approvals. Although the Proxy Statement also states that

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                                                     Case No. 98-0159-CIV-MOORE

AIG has "made all applicable filings" for insurance regulatory approval, in fact AIG's insurance regulatory filings are not complete in some states, while in other states the regulatory authorities have requested that AIG file supplemental information, which, on information and belief, AIG has not yet done. The omission of this information violates Item 14(a)(9) of Schedule 14A, which requires a proxy statement to disclose the status of any federal or state regulatory approval process. And Greenberg, who controls AIG directly and through other entities that he controls, has, upon informa tion and belief, failed to even apply for regulatory approval, as he must under applicable regulations. In light of the delays that will result from theses incomplete or tardy filings and the time it will take to grant insurance regulatory approval, including a hearing process in certain jurisdictions, there is no reasonable basis to believe that the AIG Merger can reasonably be expected to close in the first quarter of 1998, and defendants' statement that they will consummate the AIG Merger Agreement in March 1998 is materially false and misleading.

                  59. The Proxy Statement also seeks to conceal from American Bankers shareholders the source of the "expense savings" to be achieved through the AIG Merger. The Proxy Statement nowhere specifies how the "expense savings" will be achieved and fails to disclose that AIG's contemplated cost savings are likely to be accomplished, among other ways, through elimination of jobs and termination

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                                                     Case No. 98-0159-CIV-MOORE

of employees of American Bankers, including those in Florida. The failure to disclose this material information constitutes a violation of Sections 14(a) and 14(e) of the Exchange Act.

                  60. In seeking to further the impression that the AIG Merger is a fait accompli, the Proxy Statement also is materially misleading in its description of the extant voting arrangements between American Bankers management and AIG. Specifically, the Proxy Statement claims that "approximately 16.0% of the number of shares of Common Stock required for approval of the Merger have contractually agreed to vote in favor of the Merger." In reality, pursuant to the Voting Agreement, 8.2% is the true percentage of the outstanding American Bankers shares "contractu ally committed" to vote for AIG, and the higher percentage touted by defendants is intended to create the erroneous impression that approval of the AIG Merger Proposal is a foregone conclusion.

                  61. In this same vein, the Proxy Statement describes at length the Lock-Up Option, and the false and misleading Option Announcement, but fails to disclose that AIG will not be able to vote any of the shares that it may obtain pursuant to the Lock-Up Option in favor of the AIG Merger Proposal, because AIG did not beneficially own those shares prior to or on the record date.

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

                                                     Case No. 98-0159-CIV-MOORE

                  62. Like AIG's Schedule 13D, the Proxy Statement is also false and misleading in that it fails to reveal that AIG is controlled by Greenberg, directly and through Starr International, Starr Foundation and C.V. Starr. This material fact is omitted despite a lengthy description of AIG's capital stock in the Proxy Statement. No warning is given to the shareholders of American Bankers that, should the AIG Merger Agreement be consummated, the Company issuing stock in the AIG merger -- AIG -- is controlled by Greenberg.

                  63. The Proxy Statement also attempts to conceal the bases on which the inadequate financial terms of the AIG Merger were approved. In connection with its review of the AIG Merger Proposal, the American Bankers management prepared "revised" internal projections that contained lower estimates of revenue and income. These lower projections were also provided to the American Bankers financial adviser, Salomon Smith Barney, in order to obtain its fairness opinion. The Proxy Statement falsely and misleadingly presents the opinion of Salomon Smith Barney, however, without disclosing the extent to which the financial adviser employed and relied on the lower "revised" projections in its analyses, and whether the fairness opinion could have been given or whether the analyses would have materially changed had the unrevised, higher projections been used.

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                                                     Case No. 98-0159-CIV-MOORE

                  64. The Proxy Statement also mentions some of the bases of evalua tion of the fairness of the AIG Merger Proposal made by the Company's financial adviser. For example, the financial adviser relied on supposed "comparative analy ses"; yet neither the transactions in the insurance industry nor the public insurance companies analyzed are remotely "comparable" to American Bankers or the AIG Merger Proposal. Only one of the insurance industry transactions reviewed was similar to the AIG Merger Proposal in size, and none of those transactions involved comparable businesses to AIG and American Bankers. Nor were the "selected public companies" similar in business to American Bankers. These hand-picked compari sons could not form a reasonable basis for accepting the inferior AIG Merger Proposal price.

                               IRREPARABLE INJURY

                  65. Absent relief from this Court, American Bankers and AIG may complete the AIG Merger Proposal without allowing the shareholders to fairly consider and choose from other, financially superior offers, including the Cendant Bid. Cendant and the Company's other shareholders therefore will suffer irreparable injury in that defendants' unlawful actions, unless enjoined, will deprive Cendant and Season Acquisition of the unique opportunity to acquire American Bankers and the

                                                     Case No. 98-0159-CIV-MOORE

other shareholders will be unable to obtain the best available value for their shares. In addition, in the absence of an order granting the relief requested, American Bankers shareholders and the investing public will continue to be fed materially misleading information and denied material information to which they are lawfully entitled under the federal securities laws and which is essential to informed decision making with respect to purchasing, selling and voting American Bankers stock.

                             FIRST CLAIM FOR RELIEF
                     (Breach of Fiduciary Duty of Due Care
                    Against the American Bankers Directors)

                  66. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

                  67. Directors of a corporation are fiduciaries. They owe a duty of care to the corporation and its shareholders.

                  68. The directors of American Bankers have breached their duty of care by, among other actions:

                  a. approving the AIG Merger Agreement and the Takeover Defenses without making adequate efforts to determine whether those agreements, as opposed to any other offer or potential offer for control of American Bankers,

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

                                                     Case No. 98-0159-CIV-MOORE

                       including the Season Acquisition Offer and Merger, were in the best interests of the American Bankers sharehold-ers;

                  b. Failing adequately to inform themselves of, or ade quately to consider, potential transactions available to American Bankers before voting upon and approving the AIG Merger Agreement and the Takeover Defenses;

                  c. failing adequately to inform themselves, or adequately to consider, the effect of the AIG Merger Proposal and the Takeover Defenses upon American Bankers's ability to obtain better offers and upon the interests of American Bankers shareholders; and

                  d. failing adequately to inform themselves as to the proba ble illegality of several provisions of the AIG Merger Agreement and the Takeover Defenses.

                  69. Accordingly, approval of the AIG Merger Agreement and the Takeover Defenses violated the American Bankers directors' fiduciary duty of care, and are therefore void and unenforceable.

                  70.  Plaintiffs have no adequate remedy at law.

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                                                     Case No. 98-0159-CIV-MOORE

                            SECOND CLAIM FOR RELIEF
                 (Breach of Fiduciary Duty to Sell the Company
       for the Highest Price Against American Bankers and its Directors)

                  71. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

                  72. The AIG Merger Proposal would shift control of American Bankers to AIG and end American Bankers's separate corporate existence. Thus, before agreeing to the Takeover Defenses in the agreement with AIG, the Board had to adequately discharge its duty of care to determine if the bid made by AIG offered the best available price and other terms.

                  73. The Cendant Bid demonstrates that the AIG Merger Proposal is inadequate, and that American Bankers directors acted in breach of their duties by entering into the AIG Merger Proposal and adopting the Takeover Defenses that were designed to ensure AIG's success.

                  74. American Bankers's swift acceptance of AIG's bid, without even engaging in discussions with Cendant or its affiliates, despite its expression of serious interest to defendant Gaston, the President of the Company, demonstrates that American Bankers's directors failed to take adequate steps to ensure that the Company's shareholders would receive the best possible price and terms for their shares.

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

                                                     Case No. 98-0159-CIV-MOORE

                  75. Despite American Bankers's lack of knowledge as to whether AIG's bid represented the best possible transaction, American Bankers entered into the AIG Merger Agreement and the Takeover Defenses with the purpose and intent of foreclosing or unreasonably burdening any higher bid. By entering into the AIG Merger Agreement and the Takeover Defenses without adequate knowledge and information to reasonably conclude that AIG's bid constituted the best available offer, and by impeding any competing offers for American Bankers, including the Cendant Bid, American Bankers' directors have breached their duty of care under applicable law, and the AIG Merger Agreement and the Takeover Defenses are thereby void and unenforceable.

                  76. Plaintiffs have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF
               (Breach of Fiduciary Duty to Conduct a Proper Sale
                  Against American Bankers and its Directors)

                  77. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

                  78. In considering the AIG Merger Proposal, which involves a change in control, the American Bankers directors were required to act reasonably under the circumstances. In treating different bidders unequally in the ways stated above, the American Bankers directors could comply with their duties only if their conduct was reasonably related to achieving the best price available to shareholders.

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
                                                     Case No. 98-0159-CIV-MOORE

                  79. There was no basis for the Board to conclude that the AIG Merger Agreement represented the best available alternative for American Bankers and its shareholders. There was no basis for the Board to conclude that the unequal treatment of Season Acquisition and AIG is or was reasonably related to achieving the best price available. The fact that no such basis ever existed is amply demonstrated by (among many other facts):

                  a. Cendant's emergence as a serious, bona fide bidder attempting to negotiate an alternative transaction, and American Bankers's refusal to attempt to determine (through good faith discussions) whether Cendant would offer a transaction superior to AIG's;

                  b. the nature, structure and massive size of the Takeover Defenses and the burden they place on competing bids;

                  c. the Board's failure to contact Cendant or any of its subsidiaries or affiliates, including Season Acquisition, about a possible transaction with American Bankers, despite knowing of Cendant's interest in such a trans action;

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

                                                     Case No. 98-0159-CIV-MOORE

                  d. the Board's failure to make adequate efforts to determine whether any other party would make a bid superior to AIG's; and

                  e. the Board's failure to properly canvass the market before agreeing to sell the Company to AIG; and

                  f. the Board's failure to negotiate with AIG a merger agreement permitting the Board to entertain superior acquisition proposals prior to submission of the AIG Merger Proposal to a vote of the Company's shareholders.

                  80. Under the circumstances, the approval of and adherence to the AIG Merger Agreement and the Takeover Defenses were and are violations of the fiduciary duties owed by the American Bankers directors. For the same reasons, the other measures the American Bankers Board has taken in treating Cendant and AIG unequally, including with respect to the Rights Plan, the Charter, the Act and other structural defenses, are breaches of duty.

                  81.  Plaintiffs have no adequate remedy at law.

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                            FOURTH CLAIM FOR RELIEF
                    (Civil Conspiracy to Commit a Breach of
                      Fiduciary Duty against AIG and AIGF)

                  82. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

                  83. AIG and AIGF knowingly conspired with American Bankers and its directors to commit the unlawful breaches of fiduciary duty by American Bankers and its directors detailed above. AIG and AIGF knew that American Bankers and its directors owed fiduciary duties of care and loyalty to the shareholders of American Bankers, including a duty to, once deciding to sell American Bankers, obtain the best available price and other terms for the American Bankers shareholders. Despite this knowledge, and in furtherance of the conspiracy, AIG and AIGF, among other overt acts, negotiated and entered into the AIG Merger Agreement, the Lock-Up Option, and the Voting Agreement, contracts containing terms that purport to compel the Company's directors to abdicate their fiduciary responsibilities to the shareholders.

                  84. As AIG well knows, the AIG Merger Agreement, Lock-Up Option and Voting Agreement were designed and intended to enable AIG to acquire control of American Bankers at a price well below what other bidders are willing to pay and to preclude other bidders from successfully topping AIG's inadequate proposal. In seeking and obtaining this result, AIG and AIGF have conspired with the defendant directors to commit the above-mentioned breaches of fiduciary duty to the irreparable detriment of the American Bankers shareholders.

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                  85.  Plaintiffs have no adequate remedy at law.

                             FIFTH CLAIM FOR RELIEF
                      (For Violations of Section 13(d) of
                       the Exchange Act and the Rules and
                Regulations Promulgated Thereunder Against AIG)

                  86. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

                  87. Section 13(d) of the Exchange Act and Rule 13d-1 thereunder provide that any person who acquires, directly or indirectly, beneficial ownership of more than 5 percent of any class of equity security of an issuer registered under Section 12 of the Exchange Act, shall, within 10 days after such acquisition, send to the issuer and file with the SEC and any exchange where the security is traded, a Schedule 13D pursuant to the SEC's Rule 13d-1 setting forth, among other things, the identity of the person who beneficially owns more than 5 percent of the issuer's stock and, in the event such person is a corporation, the identity of each person controlling such corporation.

                  88. The purpose of Section 13(d) is, among other things, to permit companies, their shareholders and the investing public generally to (i) be aware of accumulations of blocks of stock in excess of 5 percent of the outstanding shares of any equity security, and (ii) ascertain the background of, and other pertinent information relating to, the holders of such blocks -- and the persons who control such holders --

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                                                     Case No. 98-0159-CIV-MOORE

with respect to the particular issuer in question, all with a view toward enabling shareholders and the public to make informed investment decisions based upon full disclosure of all relevant and material information concerning issuers and those in a position to assert control over them.

                  89. On January 16, 1998, defendant AIG filed a Schedule 13D with the SEC disclosing that it is the beneficial owner of 8.2 percent of the outstanding common shares of American Bankers common stock -- the shares that are subject to the Voting Agreement. The Schedule 13D does not disclose, however, that Greenberg is a person controlling AIG -- an omission that constitutes a violation of Section 13(d) of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. AIG thus has deprived the shareholders of American Bankers and the investing public of the material information that they are entitled to receive.

                  90. Plaintiffs have no adequate remedy at law.

                             SIXTH CLAIM FOR RELIEF
                    (For Violations of Section 14(a) of the
                   Exchange Act and the Rules and Regulations
                 Promulgated Thereunder Against All Defendants)

                  91. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

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                                                     Case No. 98-0159-CIV-MOORE

                  92. Section 14(a) of the Exchange Act provides that no person may make a solicitation of any proxies in contravention of such rules and regulations as the SEC may prescribe for the protection of shareholders.

                  93. Rule 14a-9 promulgated by the SEC pursuant to Section 14(a) of the Exchange Act prohibits any person making a solicitation by means of a written or oral communication containing a false or misleading statement with respect to any material fact, or which omits to state any material fact necessary to make the statements made not false or misleading.

                  94. The Option Announcement is a materially misleading proxy solicitation by AIG which fails to state material facts necessary to make the American Bankers shareholders aware that despite its claims, AIG cannot buy shares pursuant to the Lock-Up Option until it obtains the required regulatory approvals, which will not be forthcoming within three to ten business days from the date of the Option Announce ment. The failure to disclose this information violates Section 14(a) and Rule 14a-9 promulgated thereunder.

                  95. The Proxy Statement is materially false and misleading in that it:

                  a. claims that AIG has exercised the Lock-Up Option, thereby misleadingly suggesting that it will obtain the Option shares in three to ten business days, when in reality the Lock-Up Option

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                                                     Case No. 98-0159-CIV-MOORE

                       will not be exercisable until such time as AIG obtains the requisite regulatory approval, which is not imminent, as the Proxy Statement suggests;

                  b. states that American Bankers and AIG expect the AIG Merger Agreement to close in March 1998, when they know that the likelihood of receiving all required regulatory approval prior to the second quarter of 1998 is remote;

                  c. touts expense savings and synergies to be obtained as a result of the AIG Merger without disclosing the plans for achieving them and that in order to accomplish the cost savings desired by AIG, it is likely that jobs will be eliminated and employees of Amer ican Bankers will be terminated, including those based in Florida;

                  d. misleadingly misrepresents the number of shares "contractually committed" to vote in favor of the AIG Merger Proposal;

                  e. misleadingly implies that AIG will be able to vote the Lock-Up Option shares at the special meetings of shareholders at which voting for the AIG Merger Proposal will be held;

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                                                     Case No. 98-0159-CIV-MOORE

                  f. misleadingly fails to disclose that AIG is controlled by Greenberg, directly and through his control of Starr International, Starr Foundation and C.V. Starr; and

                  g. conceals the inadequate financial terms of the AIG Merger by, among other things, presenting the fairness opinion of its financial adviser, without revealing whether the opinion was based on projections that were revised by decreasing revenue and income growth from historical levels solely to create the illusion that economically the AIG Merger Proposal is "fair" and to gain approval for the AIG Merger Proposal.

                  96.  Plaintiffs have no adequate remedy at law.

                            SEVENTH CLAIM FOR RELIEF
                    (For Violations of Section 14(e) of the
                   Exchange Act and the Rules and Regulations
                 Promulgated Thereunder Against All Defendants)

                  97. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

                  98. Section 14(e) of the Exchange Act prohibits any person from making any untrue statement of material fact or omitting to state any material fact necessary to make the statements made not misleading, or from engaging in any

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                                                     Case No. 98-0159-CIV-MOORE

fraudulent, deceptive or manipulative acts in connection with any tender offer or any solicitation of shareholders in opposition to a tender offer.

                  99. The Option Announcement and the Proxy Statement are materially misleading, as alleged above, in violation of Section 14(e) of the Exchange Act.

                  100. The misrepresentations in the Option Announcement and the Proxy Statement were made by American Bankers and AIG with knowledge of their false and misleading nature in order to dissuade American Bankers shareholders from accepting the Cendant Bid and to coerce them into voting in favor of the AIG Merger Proposal.

                  101.  Plaintiffs have no adequate remedy at law.

                  WHEREFORE, Plaintiffs respectfully request that this Court:

                  A. Declare and decree that the AIG Merger Agreement is unlawful and void and was entered into in breach of the fiduciary duties of American Bankers and its directors;

                  B. Enjoin, temporarily, preliminarily and permanently, AIG, its officers, employees, agents, nominees and affiliates, and all other persons acting in concert with them or on their behalf, directly or indirectly, from:

                        (i) acquiring or attempting to acquire any shares of American Bankers stock;

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                                                     Case No. 98-0159-CIV-MOORE

                        (ii) soliciting or arranging for the solicitation of orders to sell any shares of American Bankers stock;

                        (iii) voting in person, by proxy or pursuant to the Voting Agreement any shares of American Bankers stock; and

                        (iv) soliciting or arranging for the solicitation of proxies, consents or authorizations with respect to the shares of American Bankers stock, unless and until AIG files a full and complete Schedule 13D with respect to American Bankers, unless and until such time in the future as the Court may determine that the effects of AIG's unlawful conduct has dissipated.

                  C. Enjoin, temporarily, preliminarily and permanently, AIG, AIGF, their employees, agents and all other persons acting on their behalf, from (i) issuing or causing to be issued false, misleading or omissive statements, whether written or oral, with respect to any proposed transaction involving either AIG or AIGF and American Bankers or Cendant or Season Acquisition and American Bankers; (ii) taking any steps whatsoever to consummate the AIG Merger Proposal until full corrective disclosure is made regarding the matters discussed in the Option Announcement and the Proxy Statement; (iii) soliciting any proxy, consent or authorization with respect to securities of American Bankers without first complying with the applicable provisions of Sections 14(a) and 14(e) of the Exchange Act and the Rules promulgated thereunder.

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                                                     Case No. 98-0159-CIV-MOORE

                  D. Enjoin, temporarily, preliminarily and permanently, any steps to carry out, implement or effectuate the AIG Merger Agreement, or to consummate the AIG Merger Proposal, unless and until: (i) the Lock-Up Option is revoked or invalidated or waived or otherwise rendered unexercisable; (ii) the No-Shop Provision is revoked or waived or otherwise invalidated; (iii) the Termination Provision is revoked or waived or invalidated or otherwise rendered unexercisable; (iv) the Break-Up Fee is revoked or waived by both American Bankers and the AIG Defendants or otherwise invalidated; and (v) the Board affords Cendant and Season Acquisition equal treatment to AIG under the Rights Plan, the Charter and the Act.

                  E. Enjoin, temporarily, preliminarily and permanently, any steps to adopt, carry out, implement or effectuate any extension of the term of the Rights Plan, any distribution of the Rights or any action that could make the Rights become exercisable or non-redeemable.

                  F. Declare and decree that the Lock-Up Option is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and its directors;

                  G. Enjoin, temporarily, preliminarily and permanently, exercise of the Lock-Up Option, any payment pursuant to the terms of the Lock-Up Option, or the voting or sale of any shares obtained by AIG upon any exercise of the Lock-Up.

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                                                     Case No. 98-0159-CIV-MOORE

                  H. Declare and decree that the No-Shop Provision is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and the Board;

                  I. Enjoin, temporarily, preliminarily and permanently, the No-Shop Provision;

                  J. Declare and decree that the Termination Provision is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and the Board;

                  K. Declare and decree that the Break-Up Fee is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and the Board;

                  L. Enjoin, temporarily, preliminarily and permanently, payment of the Break-Up Fee;

                  M. Declare and decree that the refusal of American Bankers and its directors to fully and fairly consider the Season Tender Offer constitutes a breach of their fiduciary duties.

                  N. Require American Bankers and its directors to take all steps necessary to provide Cendant and Season Acquisition a fair and equal opportunity to acquire American Bankers, including furnishing to them the same information and access to information that was provided to AIG;

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                                                     Case No. 98-0159-CIV-MOORE

                  O. Award plaintiffs the costs and disbursements of this action, including reasonable attorneys fees; and

                  P. Grant such other and further relief as this Court may deem just and proper.

Dated:  February 2, 1998
        Miami, Florida

                                            SHUTTS & BOWEN LLP
                                            1500 Miami Center
                                            201 South Biscayne Boulevard
                                            Miami, Florida  33131
                                            Telephone:  305-358-6300
                                            Facsimile:   305-381-9982


                                            By: /s/ Robert T. Wright, Jr.
                                               --------------------------------
                                               Robert T. Wright, Jr.
                                               Florida Bar No. 185525

                                               Attorneys for Plaintiffs
                                               Cendant Corporation and
                                               Season Acquisition Corp.
Of Counsel:
Jonathan J. Lerner
Samuel Kadet
Seth M. Schwartz
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
919 Third Avenue
New York, New York  10022
Telephone:  212-735-3000
Facsimile:   212-735-2000


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